Rudolph Technologies, Inc.

One Rudolph Road

PO Box 1000

Flanders, NJ 07836

(973) 691-1300

January 12, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Esq.

Re:	Rudolph Technologies, Inc.;
Registration Statement on Form S-4; File No. 333-127371

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rudolph Technologies, Inc. (the “Registrant”) respectfully confirms its oral request for acceleration of its Registration Statement on Form S-4 (Registration No. 333-127371), so that such registration statement will be declared effective at 4:00 p.m. Eastern time on January 13, 2006 or as soon as practicable thereafter.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Very truly yours,

RUDOLPH TECHNOLOGIES, INC.

By: /s/ Steven Roth

        Name: Steven Roth

        Title: Chief Financial Officer and Secretary